Exhibit 99.1

SINA Announces Shareholders’ Approval of Merger Agreement

BEIJING, December 23, 2020 — SINA Corporation (the “Company” or “SINA”) (Nasdaq: SINA), a leading online media company serving China and the global Chinese communities, today announced at an extraordinary general meeting of shareholders held today, the Company’s shareholders voted in favor of (i) the proposal to authorize and approve the previously announced agreement and plan of merger, dated as of September 28, 2020 (the “Merger Agreement”), by and between New Wave Holdings Limited (“Parent”), New Wave Mergersub Limited, a wholly owned subsidiary of Parent (“Merger Sub”) and the Company, pursuant to which Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”), (ii) the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands to effect the Merger (the “Plan of Merger”) and (iii) the consummation of the transactions contemplated by the Merger Agreement and the Plan of Merger, including the Merger.

Approximately 62.0% of the Company’s total shares (including ordinary shares and Class A preference shares) outstanding as of 5 p.m., Cayman Islands time, on the share record date of November 20, 2020 were present and voting in person or by proxy at the meeting.  Each shareholder has one vote for each ordinary share or 10,000 votes for each Class A preference share (together with the ordinary shares, the “Shares”). These Shares represented approximately 82.7% of the total outstanding votes represented by the Company’s total Shares outstanding at 5 p.m., Cayman Islands time, on the share record date. The Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger, were approved by approximately 93.6% of the total votes (voting as a single class) cast at the extraordinary general meeting.

Completion of the Merger is subject to the satisfaction or waiver of the closing conditions set forth in the Merger Agreement, and the Company will work with the other parties towards meeting the closing conditions and completing the Merger in a timely manner. One such closing condition is holders of no more than 10% of the Shares having validly served and not having validly withdrawn a notice of dissent under the Companies Act of the Cayman Islands. Prior to the vote being taken at today’s extraordinary general meeting, the Company had received notices of objection from certain shareholders that in the aggregate hold more than 10% of the Shares. The Company will give notices of authorization to those objecting shareholders in due course as required by the Companies Act of the Cayman Islands. If those objecting shareholders that eventually validly deliver notices of dissent together hold more than 10% of the Shares, Parent will have the right to either waive this closing condition or not proceed with the Merger.

If and when the Merger is completed, the Company will become a private company and its shares will no longer be listed or traded on any stock exchange.

About SINA

SINA is a leading online media company serving China and the global Chinese communities. Its digital media network of SINA.com (portal), SINA mobile (mobile portal and mobile apps) and Weibo (social media) enables internet users to access professional media and user generated content in multi-media formats from personal computers and mobile devices and share their interests with friends and acquaintances.

SINA.com offers distinct and targeted professional content on each of its region-specific websites and a full range of complementary offerings. SINA mobile provides news information, professional and entertainment content customized for mobile users through mobile applications and mobile portal site SINA.cn.

Weibo is a leading social media platform for people to create, distribute and discover content. Based on an open platform architecture, Weibo provides unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others on a massive global platform and stay connected with the world.

Through these properties and other product lines, SINA offers an array of online media and social media services to its users to create a rich canvas for businesses and advertisers to effectively connect and engage with their targeted audiences.

Safe Harbor Statements

This press release contains statements that express the Company’s current opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results and therefore are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (the “Act”). These forward-looking statements can be identified by terminology such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions.

Risks, uncertainties and assumptions include: uncertainties as to the expected benefits and costs of the proposed merger; the expected timing of the completion of the merger; the parties’ ability to complete the merger considering the various closing conditions; the possibility that financing may not be available; the possibility that various closing conditions to the merger may not be satisfied or waived; the effect of the announcement of the proposed merger or operational activities taken in anticipation of the merger on our business relationships, results of operations and business generally; the outcome of any legal proceedings that have been or may be instituted against us related to the Merger Agreement; the amount of the costs, fees, expenses and charges related to the merger; and other risks and uncertainties discussed in the Company’s filings with the SEC, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company in connection with the merger. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contact

Investor Relations
SINA Corporation
Phone: +86 10 5898 3336
Email: ir@staff.sina.com.cn